EXHIBIT 12.1

Kite Realty Group Trust

Calculation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Six Months ended		Years ended December 31
	June 30, 2014		2013		2012		2011		2010		2009
Earnings:
Net (loss) income from continuing operations	$(5,412,810)		$(726,597)		$(11,454,669)		$3,752,729		$(9,256,140)		$3,809,414
Add:
Income taxes expense (benefit)	22,468		262,404		(105,984)		(1,294)		265,986		(22,293)
Fixed charges, net of capitalized interest	14,921,412		28,026,382		23,422,793		21,659,785		24,858,996		23,844,114
Distributions and income from majority-owned unconsolidated entity	—		—		—		—		—		381,514
Less:
Income (loss) from unconsolidated entities	—		—		—		4,320,155		—		—
Earnings before fixed charges and preferred dividends	$9,531,070		$27,562,189		11,862,140		21,091,065		15,868,842		28,012,749

Fixed charges:
Interest expense	$14,904,836		$27,993,577		$23,391,937		$21,624,992		$24,831,144		$23,644,881
Capitalized interest	2,490,227		5,081,418		7,444,472		8,486,590		8,807,062		8,892,218
Interest within rental expense	16,575		32,805		30,856		34,793		27,852		20,056
Fixed charges of unconsolidated entities	—		—		—		—		—		179,177
Total fixed charges	17,411,638		33,107,800		$30,867,265		$30,146,375		$33,666,058		$32,736,332
Preferred dividends	4,228,125		8,456,251		7,920,002		5,775,000		376,979		—
Total fixed charges and preferred dividends	$21,639,763		$41,564,051		$38,787,267		$35,921,375		$34,043,037		$32,736,332

Ratio of earnings to fixed charges and preferred dividends		(1)		(2)		(3)		(4)		(5)		(6)

(1)             The ratio is less than 1.0; the amount of coverage deficiency for the six months ended June 30, 2014 was $12.1 million.  The calculation of earnings includes $37.2 million of non-cash depreciation expense.

(2)             The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2012 was $26.9 million.  The calculation of earnings includes $38.8 million of non-cash depreciation expense and a $8.0 million non-cash remeasurement loss on consolidation of Parkside Town Commons, net.

(3)             The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2011 was $14.8 million.  The calculation of earnings includes $33.1 million of non-cash depreciation expense.

(4)             The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2010 was $18.2 million.  The calculation of earnings includes $36.1 million of non-cash depreciation expense.

(5)             The ratio is less than 1.0; the amount of coverage deficiency for the year ended December 31, 2009 was $4.7 million.  The calculation of earnings includes $28.6 million of non-cash depreciation expense.